Exhibit 99.2

Canadian Solar Appoints New Director to the Board and

Reorganizes the Management Team Ahead of the

Planned Listing of Its MSS Subsidiary

GUELPH, ON, September 30, 2020 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), announced today the appointment of Leslie Li Hsien Chang as an independent director to Canadian Solar’s Board of Directors, effective September 25, 2020.

Additionally, and in preparation for the planned carve-out IPO in China of Canadian Solar’s Module and System Solutions (“MSS”) subsidiary, or CSI Solar Co., Ltd. (“CSI Solar”):

•                  Yan Zhuang is appointed as President of CSI Solar, stepping down from his role as President and Chief Operating Officer of Canadian Solar. Mr. Zhuang remains as a director on the Canadian Solar board.

•                  Guangchun Zhang is appointed as Senior Vice President, Operations and Technology, of CSI Solar, stepping down from his role as Senior Vice President and Chief Manufacturing Officer of Canadian Solar.

Both appointments are effective September 29, 2020.

Concurrently, Leslie Li Hsien Chang, Yan Zhuang and Guangchun Zhang are appointed to the board of CSI Solar, effective September 25, 2020.

Mr. Leslie Li Hsien Chang has been serving as Senior Advisor to CITIC Capital (Holdings) Limited since 2014. Prior to that, Mr. Chang served as a senior corporate executive and board director at several listed companies in Hong Kong. He joined CITIC Pacific limited as General Manager, Finance in 1994 and later became the Executive Director and Deputy Managing Director of the company responsible for the Group’s financial management, accounting and treasury functions. Mr. Chang also served as the Executive Director and Chief Executive Officer of HKC (Holdings) Limited; Executive Director and Vice Chairman of China Renewable Energy Investment Limited; Alternate Director on the board of Cathay Pacific Airways Limited and Independent Non-Executive Director of Pou Sheng International (Holdings) Limited, among other roles. Mr. Chang started his career after graduating from George Mason University business school in 1984 and joined the New York Office of KPMG. He became a partner of the firm specializing in the financial services industry and served as the Director of the Chinese Practice. Mr. Chang served as a certified public accountant in the State of New York and member of the American Institute of Certified Public Accountants, Chartered Global Management Accountants and the Hong Kong Institute of Certified Public Accountants.

Mr. Yan Zhuang joined the Canadian Solar management team in 2009 after initially joining the Company as an independent director in 2007. Over the past 11 years, he has served various leadership roles, most recently as President and Chief Operating Officer, and previously as Acting Chief Executive Officer, Senior VP and Chief Commercial Officer, and VP of Global Sales and Marketing. Mr. Zhuang has been instrumental in Canadian Solar’s international expansion, building up the Company’s global brand, sales teams, business development channels and support operations. Prior to joining Canadian Solar, Mr. Zhuang brought over 20 years’ experience, running his own business startups as well as serving in a number of leadership roles in business development and strategy, corporate branding, and sales and marketing in multinational companies, including as Asia Pacific regional director of marketing planning at Motorola Inc. and regional head of Asia at Hands-on Mobile Inc., a global media and entertainment company. Mr. Zhuang holds two Master of Science degrees in Applied Statistics from the University of Alberta and in Marketing Management from the University of Guelph.

Mr. Guangchun Zhang served as Canadian Solar’s Chief Operations (Manufacturing) Officer since 2012 and has over 18 years of experience in the solar photovoltaic industry. Prior to joining the Company, Mr. Zhang worked for Suntech Power Holdings Co., Ltd, as senior vice president for research and development and industrialization of manufacturing technology since 2005. From 1994 to 2005, Mr. Zhang worked at the Centre for Photovoltaic Engineering at the University of New South Wales in Australia and Pacific Solar Pty. Limited. Mr. Zhang was an associate professor in Shandong Technology University in China from 1982 to 1994. Mr. Zhang received his bachelor’s degree from the School of Electronic Engineering at Shandong Industrial Institute.

Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented, “I am very pleased to welcome Leslie to both Boards of Directors, as he brings exceptional expertise on global and Asian financial markets, critical to Canadian Solar and our MSS business as we prepare for the China listing and future growth. I would also like to congratulate Yan and Guangchun in their new roles in CSI Solar. Both colleagues have been instrumental in the Company’s development over the past many years and I have no doubt that their contributions will take Canadian Solar and CSI Solar to new heights.”

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 46 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the MSS subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2020. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.